UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Xueda Education Group

(Name of Issuer)

Ordinary Shares, par value US$0.0001 per share

(Title of Class of Securities)

98418W109(1)

(CUSIP Number)

Xin Jin

c/o Xueda Education Group

A-4 Xibahe Beili, Chaoyang District

Beijing 100028

People's Republic of China

Tel: +(86-10)6427-8899

With a copy to:

Leiming Chen, Esq.

Simpson Thacher & Bartlett

ICBC Tower – 35th Floor

3 Garden Road, Central

Hong Kong

Tel: +852.2514.7600

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 12, 2014

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1) This CUSIP number applies to the Issuer’s American Depositary Shares, each representing two Ordinary Shares.

CUSIP No. 98418W109

1.	Name of Reporting Person Xin Jin

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization People’s Republic of China

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 41,132,948 Ordinary Shares

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 41,132,948 Ordinary Shares

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 41,132,948 Ordinary Shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 33.0%(1)

14.	Type of Reporting Person IN

(1)         The percentage is based on 124,659,037 Ordinary Shares issued and outstanding as of March 23, 2015 (excluding 7,587,784 unvested restricted shares), as provided by the Issuer.

CUSIP No. 98418W109

1.	Name of Reporting Person Golden Section Holding Corporation

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 41,132,948 Ordinary Shares

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 41,132,948 Ordinary Shares

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 41,132,948 Ordinary Shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 33.0%(1)

14.	Type of Reporting Person CO

(1)         The percentage is based on 124,659,037 Ordinary Shares issued and outstanding as of March 23, 2015 (excluding 7,587,784 unvested restricted shares), as provided by the Issuer.

CUSIP No. 98418W109

1.	Name of Reporting Person Golden Seed Venture Limited

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Bahamas

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 41,132,948 Ordinary Shares

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 41,132,948 Ordinary Shares

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 41,132,948 Ordinary Shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 33.0%(1)

14.	Type of Reporting Person CO

(1)         The percentage is based on 124,659,037 Ordinary Shares issued and outstanding as of March 23, 2015 (excluding 7,587,784 unvested restricted shares), as provided by the Issuer.

CUSIP No. 98418W109

1.	Name of Reporting Person Credit Suisse Trust Limited as Trustee of The Morning Rain Trust

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Singapore

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 41,132,948 Ordinary Shares

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 41,132,948 Ordinary Shares

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 41,132,948 Ordinary Shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 33.0%(1)

14.	Type of Reporting Person OO

(1)         The percentage is based on 124,659,037 Ordinary Shares issued and outstanding as of March 23, 2015 (excluding 7,587,784 unvested restricted shares), as provided by the Issuer.

Item 1.                     Security and Issuer

This statement on Schedule 13D (this “Schedule 13D”) relates to the ordinary shares, par value US$0.0001 per share (the “Ordinary Shares”), and American Depositary Shares (the “ADSs”), as evidenced by American Depositary Receipts, each representing two Ordinary Shares, of Xueda Education Group, an exempted company incorporated under the laws of the Cayman Islands (the “Issuer”).  The ADSs are listed on the New York Stock Exchange under the symbol “XUE.”  The Issuer’s principal executive office is located at A-4 Xibahe Beili, Chaoyang District, Beijing 100028, People’s Republic of China.

Item 2.                     Identity and Background

This Schedule 13D is being filed jointly, pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), by (a) Xin Jin, a citizen of the People’s Republic of China; (b) Golden Section Holding Corporation, a company organized under the laws of the British Virgin Islands (“Golden Section”); (c) Golden Seed Venture Limited, a company organized under the laws of the Bahamas (“Golden Seed”); and Credit Suisse Trust Limited as Trustee of The Morning Rain Trust, a company organized under the laws of Singapore (“Trustee”). Xi Jin, Golden Section, Golden Seed and the Trustee are collectively referred to in this Schedule 13D as the “Reporting Persons.” Neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that a group exists.

Mr. Xin Jin is a director of the board and the chief executive officer of the Issuer. The business address of Mr. Xin Jin is the address of the Issuer’s principal executive office set forth in Item 1 above.

Golden Section’s principal business is making financial investments and is wholly owned by Golden Seed. The address of its principal office is Trinity Chambers, P.O. Box 4301, Road Town, Tortola, British Virgin Island.

Golden Seed’s principal business is investment holding and is wholly owned by the Trustee. The address of its principal office is The Bahamas Financial Centre, Shirley and Charlotte Streets, P.O. Box N-3023, Nassau, Bahamas.

The Trustee’s principal business is the provision of trustee services. The Trustee serves as trustee of The Morning Rain Trust, with Mr. Xin Jin as settlor and Mr. Xin Jin and his family members as beneficiaries. The address of the Trustee’s principal office is 1 Raffles Link #05-02, Singapore 039393.

The name, business address, present principal occupation or employment or principal business and citizenship or place of organization of each of the directors of Golden Section, Golden Seed and the Trustee are set forth in Schedule A hereto and are incorporated herein by reference. None of Golden Section, Golden Seed and the Trustee has any executive officers.

During the last five years, none of the Reporting Persons (a) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.                     Source and Amount of Funds or Other Consideration

The Reporting Persons are filing this Schedule 13D to report the following:

(1) the purchase by Golden Section of 4,328,852 Ordinary Shares from CDH Xueda Limited, a British Virgin Islands company (“CDH”), pursuant to a certain Share Purchase Agreement dated as of March 12, 2015, by and between Golden Section and CDH. The share purchase closed on March 13, 2015 (Hong Kong time); and

(2) the purchase by Golden Section of 6,624,000 Ordinary Shares and 1,000,000 ADSs (which will be converted into 2,000,000 Ordinary Shares prior to the closing) from WP X Investments IV Ltd., an exempted company incorporated under the laws of the Cayman Islands (“WP Investments”), pursuant to a certain Share Purchase Agreement dated as of March 15, 2015, by and between Golden Section and WP Investments. The purchase of the Ordinary Shares closed on March 17, 2015 (the “Ordinary Shares Closing”). The purchase of the ADSs is expected to be closed prior to the fifth business day after the Ordinary Shares Closing.

Golden Section paid an aggregate of US$14,992,336 for these Ordinary Shares and ADSs. Golden Section financed such acquisitions with a US$15,000,000 loan, pursuant to a loan agreement dated as of March 12, 2015 (the “Loan Agreement”), by and between Golden Section, as borrower, and New Super Group Limited, an exempted company incorporated under the laws of the Cayman Islands (“New Super”), as lender. The purpose of loan is to purchase the Issuer’s Ordinary Shares or ADSs. The interest rate of the loan is 0% per annum and the due date is March 11, 2016. In addition, Golden Section agreed to pledge 15,200,000 Ordinary Shares it owned to secure its obligations under the Loan Agreement.  New Super will not have voting or dispositive power over the Ordinary Shares to be pledged unless Golden Section defaults on the loan.

References to and description of the Loan Agreement are qualified in their entirety by reference to the Loan Agreement, which is filed as Exhibit 99.2 to this Schedule 13D, and which is incorporated by reference in its entirety in this Item 3.

Item 4.                     Purpose of Transaction

The Reporting Persons acquired the Ordinary Shares and ADSs covered by this Schedule 13D for long-term investment purposes and intend to review their investment in the Issuer on a continuous basis. As a director and executive officer of the Issuer, Mr. Xin Jin may have influence over the corporate activities of the Issuer, including activities which may relate to transactions described in clauses (a) through (j) of Item 4 of Schedule 13D.

Other than as set forth in this Schedule 13D, the Reporting Persons have no present plans or proposals which relate to or would result in any of the matters set forth in clauses (a) through (j) of Item 4 of Schedule 13D; provided that the Reporting Persons may, at any time, review or reconsider their position with respect to the Issuer and reserve the right to develop such plans or proposals.

Item 5.                     Interest in Securities of the Issuer

(a) After the closing of all the transactions described in this Schedule 13 D, Golden Section will be the record holder of 41,132,938 Ordinary Shares, constituting approximately 33.0% of the outstanding Ordinary Shares of the Issuer, based on 124,659,037 Ordinary Shares outstanding as of March 23, 2015 (excluding 7,587,784 unvested restricted shares), as provided by the Issuer.

(b) Mr. Xin Jin has the sole power to vote or direct the vote, and the sole power to dispose or to direct the disposition of, such Ordinary Shares.

(c) Except as set forth herein, the Reporting Persons have not effected any transaction in the Issuer’s Ordinary Shares during the past sixty (60) days.

(d) To the best knowledge of the Reporting Persons, no one other than the Reporting Persons, or the holders of interests in the Reporting Persons, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Ordinary Shares or ADSs.

(e) Not applicable.

Item 6.                     Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The disclosure set forth in Item 3 relating to the loan arrangement between Golden Section and New Super is incorporated by reference.

Item 7.                     Material to Be Filed as Exhibits

Exhibit	Description

99.1	Joint Filing Agreement, dated as of March 23, 2016, by and among the Reporting Persons.

99.2	English translation of Loan Agreement, dated as of March 12, 2015, by and between Golden Section Holding Corporation and New Super Group Limited.

SIGNATURES

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  March 23, 2015

Xin JIN

/s/ Xin Jin
Xin Jin

Golden Section Holding Corporation

By:	/s/ Xin Jin
Name:	Xin Jin
Title:	Director

Golden Seed Venture Limited

By:	/s/ Kim Chu Yen & Mark John Farrell
Name:	Kim Chu Yen & Mark John Farrell
Title:	Authorized Signatories For and on behalf of Bukit Merah Limited As Corporate Director

Credit Suisse Trust Limited as Trustee of The Morning Rain Trust

By:	/s/ Kim Chu Yen & Mark John Farrell
Name:	Kim Chu Yen & Mark John Farrell
Title:	Authorized Signatories
For and on behalf of
Credit Suisse Trust Limited

Schedule A

Directors of Certain Reporting Persons

Reporting Person	Director	Business Address	Present Principal Occupation or Employment/Principal Business	Citizenship/Place of Organization
Golden Section Holding Corporation	Xin Jin	A-4 Xibahe Beili, Chaoyang District, Beijing 10028, People’s Republic of China	Director and chief executive officer of the Issuer	People’s Republic of China
Golden Seed Venture Limited	Bukit Merah Limited Tanah Merah Limited	The Bahamas Financial Centre, Shirley and Charlotte Streets, P.O. box N-3023, Nassau Bahamas	Service providers	Bahamas Bahamas
Credit Suisse Trust Limited, as Trustee of The Morning Rain Trust	Pauline Khoo Bee Keow Patrik Marti Dominik Iwan Birri	1 Raffles Link #05-02 Singapore 039393	Directors of Credit Suisse Trust Limited	Singapore Switzerland Switzerland